Exhibit 99

Technical Report

on the

Mitu Gold Mine

Municipio de Mitu

Departamento del Vaupes, Colombia

Latitude: 1° 11' 53" North

Longitude: 70° 10' 23" West

With

Recommendations

For Further Exploration

For

Mitu Resources Inc

By

Jorge Viltaneuva

May 1, 2013

Table of Contents

1.0 Summary	2
2.0 Introduction	3
3.0 Property Description and Location
3.1 Location	3
3.2 Property Description	4
4.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography	4
5.0 History	6
6.0 Geological Setting and Mineralization
6.1 Regional Geology	7
6.2 Property Geology and Mineralization and Alteration	7
7.0 Deposit Types	8
8.0 Exploration	10
9.0 Drilling	10
10.0 Sample Preparation, Analyses and Security	10
11.0 Adjacent Properties	10
12.0 Interpretations and Conclusions	11
13.0 Recommendations
13.1 Phase I and Phase II Recommendations	11
13.2 Recommended Exploration Budget	12
14.0 References	13
Statements of Qualifications	14
Location Maps	15

Technical Report of the Mitu Gold Mine

1

1.0 Summary

This report was initiated by the President of Mitu Resources Inc. to summarize the exploration potential of the Mitu Gold Mine and its mineral prospects, to be filed the appropriate with regulatory bodies.

Mitu Resources Inc. has purchased a 100% interest in Mitu Gold Mine. The property consists of one (1) — nine (9) unit claim block containing 92.5 hectares which have been staked and recorded with the Bogota Regional office of the Ministry of Mining of the Republic of Colombia.

In order to write the report, historical and current geological reports of the area and of the property were reviewed. A visit to the area of the property was made in April 16 - 20, 2013 for the purpose of evaluating the exploration potential of the area. The reports by previous qualified persons as presented from a literature search of the Bogota Regional office of the Ministry of Mining of the Republic of Colombia in its annual reports, papers, geological survey maps and assessment reports provide most of the technical basis for this report.

The Property is part of the Taraira Gold Belt in southeastern Colombia and northwestern Brazil. According to Dr. Joseph H. Montgomery the Taraira Gold Belt is similar to paleoplacer deposits similar geologically to the classical Witwatersrand of South Africa Gold. Gold in the Belt is formed from Precambrian metasedimentary conglomerates of the Pedrera Formation part of the Guyana shield that are exposed in prominent erosional ridges. The deposits carry both stratabound detrital gold as well as hydrothermal gold/quartz mineralization. Recently, placer deposits have formed through erosion of the original deposits.

The results of a data review are contained in the Report. The Report also incorporates an appraisal of the exploration potential of the property, recommendations for exploration, and budget considerations for future work.

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A two phase exploration program on Mitu Gold Mine is recommended comprising an integrated program of geological mapping and geophysical surveying, which is estimated to cost COP12,650,839.99 in Phase I. Contingent on the results, a Phase II program of geochemical surveying and surface sampling is recommended, totaling COP24,500,000.00.

2.0 introduction

In 2013, Mitu Resources Inc. acquired a 100% interest in the Mitu Gold Mine that was staked to cover gold zones similar to the Lopez Gold Mine, located approximately 25 kilometers to the northwest of the Mitu Gold Mine, which produced in excess of 25 million ounces of gold and is currently being reactivated on a limited basis.

The past producing mines yielded 39 million ounces of gold between the years 1939 and 2000.

The scope of the Report includes a description of the general setting of the Property, a review of the exploration work carried out on the Property by previous operators, and a summary of the results obtained. For the purposes of the Report the authors have relied on copies of the summary reports and results compiled by the previous operators and provided by Mitu Resources Inc.

The Report concludes with recommendations for further work.

Metric units of measure are used in the Report and monetary figures are in Colombian pesos.

3.0 Property Description and Location

3.1 Location

Mitu Gold Mine, located about 96 km northwest of Taraira and 127 km east of Caruru, is a gold exploration project, located 25 km northwest of the past producing Lopez Gold Claim. The claims are accessible by all-weather roads to the town of Mitu. Commerce and contact with the outside world is achieved through travel along the main rivers and by means of air travel.

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Several of the small settlements have airstrips with service to the department's capital, Mitu, and from there with the rest of the country.

3.2 Property Description

Mitu Gold Mine project consists of one (1) unpatented located in department of Vaupes at UTM co-ordinates Latitude 1° 11' 53" North and Longitude 70° 10' 23" West. The mineral claim was assigned to Mitu Resources Inc. by Alvarez Explorations Inc. and the said assignment was filed with the Bogota Regional office of the Ministry of Mining of the Republic of Colombia.

4.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property is located close to the Brazilian border in southeastern Colombia, in the north western part of the Department of Vaupes. The Mitu project covers areas of historic placer and small scale bedrock gold mining. The Property is approximately 40 km west of the capital Mitu and approximately 102 km northwest of the small town of Taraira. Flying time from Bogota to Mitu, capital of Vaupes Department, is 1.35 hours.

The main routes of transportation and communication with the provinces and the municipalities of Caruru and Taraira are by air. The Vaupes River is the main waterway in the Department of Vaupes and its municipalities. Larger sailing vessels can navigate the upper portions of the river for seven months a year. A section of 54 km of road between Mitu and Monforth is passable as well as a network of 788 km of unpaved roads link the communities to each other.

Mitu is described as an area of transition between the dry plains of Orinoco and the Amazon rainforest with temperatures ranging from 24°C to 38°C. There are dry and wet seasons with rainfalls ranging from 254 cm to 635 cm per year. Exploration work can be carried out unhampered throughout the year, although production may be slower during the months of April, May, and October when peak rains occur.

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There is a heavy reliance on government expenditure in the form of government salaries and government subsidies to improve living conditions. Other economic activities in the area consist of the collection of wild rubber and subsistence farming with the cultivation of yucca, pupuna, peppers, pineapple, sugar cane and onions. Mineral resources such as gold and ilmenite can be found as well as small percentage content of coltan tantalite.

Over 98% of the municipality is covered in tropical forests, which are part of the Forest Reserve of the Amazon so their uses are conditional. The main food crops are cassava, maize, coca, banana, sweet potato and yam cane. Various fruits are also grown in the region such as pineapple, papaya, watermelon, cocoa as well as numerous local wild fruits.

The municipality is also an incredible destination to begin an adventure through the various attractions of the region such as caves, petroglyphs, beaches, islands, mountains, indigenous communities and different striking natural beauty spas. The but has all the town is small potential resources to start ecotourism and adventure tourism

The capital Mitu has an airport terminal named Alberto Leon Bentley which has been in operation since September 2002 and has a runway length of 1850 meters long and 30 wide. The terminal, approximately 1620 meters square in size, handles all cargo (food, fuel, and other materials) to be distributed to interior areas in the Department of Vaupes. Freight companies operate regularly and air taxi carriers provide transport service between Mitu, the other municipalities of the department and rural indigenous communities.

A series of unpaved roads connects the town of Mitu to other communities in the interior of the department accessible by jeep. A 54 km of passable roadway links Mitu to the town of Monforth. There are numerous trails present and many of the local residents use canoes and waterways to travel between communities in the Amazon Basin.

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Colombia is bordered by Panama, the Pacific Ocean and the Caribbean Sea in the northwest, by Venezuela and Brazil in the east and by Ecuador and Peru in the southwest.

The Department of Vaupes is situated in the Amazonian region of southeastern Colombia. Ninety per cent of the land is made up of plains, prairies and jungle. The area is mainly a low, flat plain drained by tributaries of the Orinoco and Amazon Rivers. Vaupes is bordered by the departments of Guaviare and Guainia in the north, by the department of Amazonas in the south, in the east by the Republic of Brazil and the department of Guainia and in the west by Caqueta and Guaviare. Various rivers such as the Vaupes, the Apaporis, the Taraira, the Querari, the Cuduyari, the lsana and the Pacoa runs through the Department of Vaupes.

Aboriginal groups, who belong to the Cubeos, Guananos, Desanos and Tukano tribes make up eighty per cent of the inhabitants in the area. The rest of the population is mixed racially between natives and Spaniards as well as a small percentage of Caucasians. The Orinoco-Amazon Basin for the most part is sparsely populated with heavier concentrations of populations living in the fertile plateau and valleys of the western part of Colombia.

5.0 History

Numerous showings of mineralization have been discovered in the area and six prospects have achieved significant production, with the nearby Lopez Gold Claim (25 kilometers away) producing 134,000 ounces of gold annually.

Gold is reported to have also been discovered in Taraira, a municipal in the Department of Vaupes approximately 95 km southeast of Mitu, where several mining explorations are currently being conducted.

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6.0 Geological Setting and Mineralization

6.1 Regional Geology

The project lies within the northwestern edge of the Neblina successor foreland basin, a large Meso- to Paleo-Proterozoic basin, which overlaps the Paleo-Proterozoic Roraima foreland basin and encompasses a large area of Brazil, as well as areas of Venezuela, Guyana and Colombia.

Deposits within these basins were derived from the Trans-Amazonian mountain range and are dominantly mature deltaic and shallow-marine sandstones such as quartz arenite and arkosic sandstones. Sedimentary strata underlying the project area and gold mineralization are belong to a group of Roraima-like have been determined. Sedimentary outliers overlie Roraima Supergroup strata further west, for which zircon from tuffs within this Supergroup are from the Paleoproterozoic age. Basin deposits in the project area overlie the eastern Proterozoic Rio Negro Amazon craton formed mostly by collisional S- and l-type granitoids which were intruded into the basement.

Roraima-like sequences including deposits were deformed during the Sunsas collision along the northwestern and southwestern margins of the Amazon craton. These deposits remained buried until Late Jurassic, when they were uplifted during the Takutu rift event which preceded the drift phase of Africa and North America.

The metasedimentary sequence is comprised predominantly of quartzarenite strata with minor mudstone and siltstone intercalations and metaconglomerate beds. This sequence is the primary host to gold mineralization in the region. Meta-sedimentary strata throughout the region have been folded into a sequence of northerly-trending anticlines and synclines. Outcrop patterns suggest poly-phase folding.

6.2 Property Geology and Mineralization

The property is the located on a bedrock of native gold occurrences and numerous relatively small alluvial gold deposits. Mineralization was discovered in the area in the early 1930s and since that time has been the site of multiple small-scale placer and hard-rock gold recovery operations by individual miners. Alluvial gold deposits appear to be widespread in the region and these types of deposits have been the main target of small-scale individual miners. Native gold is readily panned from the surrounding areas, generally in areas of minor excavations and mine workings and also from creeks. Grains of native gold up to 5mm in size have been observed in rock samples from the project.

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In-situ primary gold mineralization in the district occurs along trending ridges of Precambrian sedimentary stratigraphy. Quartz arenite is the main lithological unit in this metasedimentary sequence and is also the primary host of gold. Minor native gold also occurs in metaconglomerate beds in the sedimentary sequence.

Primary gold mineralization identified to date in the district appears to be strongly controlled by stratigraphy, however, it is also associated with cross-cutting structures. Mineralization occurs as fine to coarse-grained native gold hosted by narrow cryptocrystalline quartz veins. Gold mineralization also occurs as possibly detrital grains along bedding planes and as very fine interstitial grains interpreted as paleoplacer mineralization.

Mineralization is most closely associated with silica alteration at all locations, occurring as minor zones of narrow quartz veining and/or as evidently more widely distributed zones of silicification in host strata. Native gold most commonly occurs in the absence of sulfides or other opaque minerals or in association with trace to minor amounts of pyrite and/or wolframite. The presence of organic matter within the sedimentary strata has also been suggested to be important to gold mineralization.

7.0 Deposit Types

Historic reports and preliminary investigations suggest that the district has the potential to host paleoplacer or modified paleoplacer and/or epigenetic vein- and shear-related gold mineralization. A synsedimentary origin for gold mineralization in the district is consistent with apparent lithological and stratigraphic controls on mineralization and by the widespread distribution of gold mineralization in quartz arenite dominant strata. The tentative identification of rounded and irregular-shaped gold particles in quartz sandstone also supports a synsedimentary origin since these particles closely resemble paleoplacer "micronuggets", and do not appear to be related to veining. The apparent paucity of sulfides associated with gold mineralization and the absence of significant hydrothermal alteration could also be construed as supportive of a paleoplacer origin for stratabound mineralization.

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The common occurrence of native gold in narrow quartz veins and along fractures, supports either an epigenetic or remobilized paleoplacer model. The close association between mineralization and silica, as silicification of quartz arenite strata and/or as narrow quartz veinlets and the apparent association between gold and elements such as bismuth and antimony may more readily conform with an epigenetic model.

Nevertheless, a possible Paleoproterozoic age for siliciclastic deposits and therefore also for inferred detrital gold mineralization do not preclude a paleoplacer origin for gold mineralization. It is hypothesized that where regional-scale tectonic processes favored their preservation, paleoplacer gold deposits, which is thought to have formed throughout earth's history, have survived. An increase in the distribution of orogenic gold deposits globally have provided a ready source of primary gold for redistribution in Late Paleoproterozoic placers.

Both epigenetic and syngenetic paleoplacer deposit types are being targeted in exploration programs with the possibility for paleoplacer or remobilized paleoplacer and structurally controlled and/or vein-hosted gold mineralization in the district, and considering the potential economic importance associated with these styles of mineralization.

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8.0 Exploration

Previous exploration work has not to the author's knowledge included any attempt to drill on the Mitu Gold Mine. Records indicate that no detailed exploration has been completed on the property.

9.0 Drilling

During the early 2000's several properties east of Mitu Gold Claim were drilled by junior mineral exploration companies.

10.0 Sample Preparation, Analyses and Security

All the exploration conducted to date has been conducted according to generally accepted exploration procedures with methods and preparation that are consistent with generally accepted exploration practices. No opinion as to the quality of the samples taken can be presented.

No other procedures of quality control were employed and no opinion on their lack is expressed.

Security considerations have eased given the ongoing peace negotiations with the FARC by the current government of Colombia. Notwithstanding this, a small force will be maintained to secure the property.

11.0 Adjacent Properties

The adjacent properties are cited as examples of the type of deposit that has been discovered in the area and are not major facets to this report.

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12.0 Interpretations and Conclusions

Mitu Resources Inc. is preparing to conduct preliminary exploration work on the property.

Security conditions in Colombia have dramatically improved over the last decade thereby reopening the country to foreign investments. Despite the Mitu project being located in the far eastern part of the country, access to the site is straightforward. Personnel and supplies can be transported by plane to the town of Mitu and then along a road to the camp at the center of the property. Heavier equipment and supplies will be transported by barge from the Amazon and Vaupes Rivers. It is possible to carry out exploration work year round. The nearby Taraira Paleoplacer Gold Belt has been the site of hundreds of placer and lode gold recovery operations since the mid-1980s after the discovery of mineralization.

Mineralization found on the claim is consistent with associated zones of extensive mineralization. Past work however has been limited and sporadic and has not tested the potential of the property. Potential for significant amounts of mineralization to be found exists on the property and it merits intensive exploration.

In the event of positive results from the proposed Phase I and II exploration programs, additional exploration and investment will be required to properly evaluate the Property.

13.0 Recommendations

13.1 Phase I and Phase II Recommendations

A two phased exploration program to further delineate the mineralized system currently recognized on Mitu Gold Mine is recommended.

The program would consist of air photo interpretation of the structures, geological mapping, both regionally and detailed on the area of the main showings, geophysical survey using both magnetic and electromagnetic instrumentation in detail over the area of the showings and in a regional reconnaissance survey and geochemical soil sample surveying regionally to identify other areas on the claim that are mineralized and in detail on the known areas of mineralization. The effort of this exploration work is to define and enable interpretation of a follow-up diamond drill program, so that the known mineralization and the whole property can be thoroughly evaluated with the most up to date exploration techniques.

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13.2 Recommended Exploration Budgets

The proposed budget for the recommended work in COP 37,150,839.99 is as follows:

Phase I

1. Geological Mapping	COP 7,305,177.99

2. Geophysical Surveying	COP 5,345,662.00

TOTAL PHASE I	COP12,650,839.99

Phase II

1. Geochemical surveying and surface sampling (includes sample collection and essaying)	COP24,500,000.00

TOTAL PHASE II	COP24,500,000.00

GRAND TOTAL EXPLORATION	COP 370,839.99

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14.0 References

Carrillo, V.M., 1995, Sobre la Edad de la Secuencia metasedimenatria que encaja las Mineralizaciones auriferas vetiformes en at Region del Taraira (Vaupes); Geologia Colombiana, v. 19, p. 73 — 81.

Cuellar, J., 1997a, Categorization de Reservas del Distrito Aurifero de Taraira, Vaupes, Colombia; Mineralco S.A. report, 118p.

Cuellar, J., 1997b, Categorization de Reservas del Distrito Aurifero de Taraira, Vaupes, Colombia, Anexo A: Perforacian y Petografia; Mineralco S.A. report, 65p.

Cuellar, J., 1998, Redeterminacion de Reservas Aurifero del Sector Amarillal — Cerro Rojo — Peladero, Serrania de Machado, Taraira (Vaupes); Mineralco S.A. report, 244p.

Frimmel, H.E., 2005, The World's Largest Gold Province: Implications on Archaean Atmospheric Evolution. In: Mineral Deposit Research: Meeting the Global Challenge. Proceedings of the Eigth Biennial SGA Meeting, Beijing, China, Vol. 2, p 949-952.

Groves, D. L, Vielreicher, R. M., Goldfarb, R. J.,and Condie, K. C., 2005. Controls on the heterogeneous distribution of mineral deposits through time. Geological Society of London, Spec. Publication 248, p. 71-101.

Laurent, I.F., 2007, Field Visit 25/11-2/12 Taraira Gold Project — Vaupes Department, Colombia, Unpublished report, Cosigo Frontier Mining Corporation, 19 p.

Montgomery, J.H., 2007a, Paleoplacer gold deposits Vaupes, Guainia and Amazonas Departments Colombia, South America: Unpublished Report, Cosigo Resources Inc., 71p.

Montgomery, A.T., 2007b, Preliminary petrography (9 rock samples) and summary report of field visit (August 19 — 21, 2007), Taraira gold project; Unpublished report, Cosigo Resources Inc., 18p.

Pantorrilla de Maria, A. del V., Estudio Calcografico de Tres Muestras Procedentes del Taraira (Vaupes), 1992. Mineralco S.A. Report. 18 p.

Rodriguez, C. and Carrillo, V., 1991, Reconocimiento, Exploracion y Evaluation Preliminar de los Serranias de Garimpo, Machado y La Libertad, Vaupes, Aporte 1227 (Oro Traira, La Pradera), Mineralco S.A. report, 130p.

Santos, J.O.S, Potter, P.E., Reis, N.J., Hartmann, L.A., Fletcher,I.R., and McNaughton, N.J., 2003, Age, source, and regional stratigraphy of the Roraima Supergroup and Roraima-like outliers in northern South America based on U-Pb geochronology: Geological Society of America Bulletin, v. 115, p. 331-348.

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Statement of Qualifications

Jorge Villanueva, of CLL91B #49 H 65, Bogota, Colombia hereby certify that:

1.        I am a graduate of the National University of Colombia, Bogota, Colombia, with a Bachelor of Science degree in Geology (1985) and a Master's of Science (1990) National University of Colombia;

2.        1 have worked as Geologist for over 15 years;

3.        I have worked as a Geological Consultant for companies such as Cliffmont Resources, Cordoba Explorations, and Sardi Ventures and have consulted for several other companies around the world writing reports for their use and am therefore qualified to write this report and recommend the proposed exploration program and budget in this report;

4.        I am a member of the Geological Society of Colombia.

5.        I visited the property from April 16th to 20th, 2013. During this visit, I was able to interview field party personnel who were working throughout the property.

6.        I am responsible for this report and the opinions expressed therein including the information in the Appendices which are affixed to this report and are a part of it, and referred to in the report but contain more "field work" type detail and specifications of the analysis.

7.        There are no material facts or material changes in the subject matter of this report that would mislead the reader.

8.        I have no interest, direct or indirect, in the properties or shares of Mitu Resources Inc., nor do I expect to receive any.

9.        I have no prior involvement with this property and have read Instrument and Form 43-1.01 Fl and this technical report has been prepared in compliance with this instrument and Form 43-101 Fl.

10.      I hereby grant my permission for Mitu Resources Inc., to use this report for any corporate use normal to the business of the Company.

Dated at Bogota, Colombia this May 1, 2013.

 Jorge Villanueva

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